Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ASM PACIFIC TECHNOLOGY LIMITED

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 0522)

MAJOR TRANSACTION

ACQUISITION OF THE SEAS BUSINESS

Financial adviser to ASM Pacific Technology Limited

UBS AG, Hong Kong Branch

THE ACQUISITION

The Board is pleased to announce that on 28 July 2010, the Company entered into the Acquisition Agreement with the Seller pursuant to which the Company has conditionally agreed to acquire the SEAS Business by acquiring the shares in the Target Companies.

LISTING RULES IMPLICATIONS

As the relevant percentage ratios under Rule 14.07 of the Listing Rules in respect of the Acquisition are more than 25% but less than 100%, the Acquisition constitutes a major transaction of the Company and is therefore subject to the notification, publication and shareholders’ approval requirements under Chapter 14 of the Listing Rules.

To the best of the knowledge of the Directors, no Shareholder has a material interest in the Acquisition Agreement. As no Shareholder is required to abstain from voting if the Company were to convene a general meeting for the approval of the Acquisition, pursuant to Rule 14.44 of the Listing Rules, written shareholders’ approval can be accepted in lieu of holding a general meeting provided that no qualified opinion is issued by auditors in respect of the financial results of the SEAS Business for the last three financial years, namely the two financial years ended 30 September 2008 and 30 September 2009, and the financial year ending 30 September 2010. However, the audited financial statements for the SEAS Business for the financial year ended 30 September 2009 were qualified because of a lack of comparative financial data for the prior period. The Company is in the process of applying for a waiver from the Stock Exchange to waive the strict compliance of the requirements under Rule 14.86 of the Listing Rules so that written shareholders’ approval can be accepted in lieu of holding a general meeting. If such waiver is not granted by the Stock Exchange, the Company will convene the EGM. The ultimate controlling Shareholder of the Company, ASM International N.V., which indirectly holds approximately 52.59% of the total issued shares of the Company as at the date of this announcement, has given an irrevocable undertaking to the Seller that it will vote, or cause its subsidiary ASM Pacific Holding B.V. to vote, in favour of all resolutions to approve the Acquisition Agreement and the transactions contemplated thereunder.

DESPATCH OF CIRCULAR

A circular containing, among other things, (i) further details of the Acquisition; and (ii) if necessary, a notice convening the EGM, will be despatched to the Shareholders. As the audited financial results of the SEAS Business for the financial year ending 30 September 2010 have not yet been published as at the date hereof, the Company requires more time for compiling the relevant disclosure in the circular, including but not limited to the accountants’ report on the SEAS Business. The Company expects to despatch the circular in January 2011.

As completion of the Acquisition is subject to the fulfillment of a number of conditions precedent which are detailed in this announcement, the Acquisition may or may not be completed. Shareholders and potential investors should exercise caution when dealing in the shares of the Company.

THE ACQUISITION

The Board announces that on 28 July 2010, the Company entered into the Acquisition Agreement with the Seller pursuant to which the Company has conditionally agreed to acquire the SEAS Business by acquiring the shares in the Target Companies.

The Acquisition Agreement

Date

28 July 2010

Parties

Purchaser: the Company

Seller: Siemens Aktiengesellschaft

The Seller is an international engineering conglomerate incorporated in Germany and operates a wide variety of businesses in the energy, healthcare and industry sectors in nearly 190 countries.

To the best of the Directors’ knowledge, information and belief having made all reasonable enquiries, the Seller is a third party independent of the Company and the connected persons of the Company. There were no previous transactions or business relationship between the Company and the Seller and its associates which would require aggregation with the Acquisition under Rule 14.22 of the Listing Rules.

Assets to be acquired

Pursuant to the Acquisition Agreement, the Company has agreed to acquire and the Seller has agreed to sell and transfer, on the terms and subject to the conditions set out in the Acquisition Agreement (i) all of the shares, participation interests and other relevant securities in the Target Companies and (ii) the related shareholders’ loans owed to the Seller or its affiliates by the Target Companies. Detailed information of the Target Companies is included under the section headed “Information on the Target Group” of this announcement.

The Consideration

Pursuant to the Acquisition Agreement, the purchase price payable by the Company as Consideration for the Acquisition shall be an amount of EUR 1.00 (approximately HK$10) (the “Base Price”)

(a)	plus the amount of cash set out in the combined financial statements of the Target Group as at the Effective Date;

(b)	minus the amount of financial debt set out in the combined financial statements of the Target Group as at the Effective Date;

(c)	plus or minus, as the case may be, the amount by which the net working capital set out in the combined financial statements of the Target Group as at the Effective Date exceeds or falls short of the net working capital as at 30 September 2010 based on the audited combined financial statements of the Target Group for the financial year ending 30 September 2010 as well as the underlying accounts; and

(d)	plus or minus, as the case may be, the pension adjustment amount at the Effective Date as determined in accordance with the Acquisition Agreement.

The Company shall pay the Base Price to the Seller upon Completion. The remaining portion of the Consideration shall become payable (i) within 35 Business Days after the audited combined financial statements of the Target Group as at the Effective Date have been prepared by the Seller and delivered to the Company, provided that the Company does not dispute such financial statements; or (ii) if the Company notifies the Seller of its disagreement with such financial statements, within 10 Business Days after the Company and Seller agree as to the disputed items or where no such agreement is reached, delivery of a written opinion from an internationally recognized firm of independent public accountants in accordance with the terms of the Acquisition Agreement (the “Second Payment Date”).

If the calculation of the Consideration results in an amount falling short of the Base Price, the Seller shall pay to SEAS KG, a member of the Target Group, such shortfall via a non-recourse and non-refundable cash payment.

The Consideration will be financed by the Company’s internal resources.

Financial commitment to SEAS KG

Pursuant to the Acquisition Agreement, the Company undertook to (a) pay to SEAS KG an equity amount of EUR 20 million (approximately HK$202 million) by increasing SEAS KG’s registered limited partnership interest and (b) grant SEAS KG a revolving loan facility of up to EUR 20 million (approximately HK$202 million), reduced by the amount (if any) by which the Consideration exceeds the Seller Fund for at least a three year period from Completion. Further, the Company agreed to grant SEAS KG an irrevocable letter of support up to an amount of EUR 120 million (approximately HK$1,215 million) for a period of six years from Completion.

The Seller undertook to make a non-recourse and non-refundable cash payment to SEAS KG in the amount of EUR 29 million (approximately HK$294 million), reduced by the amount (if any) by which the Consideration exceeds the Base Price payable by the Company to the Seller, on the Second Payment Date.

Basis of the Consideration and the financial commitment to SEAS KG

The Consideration and financial commitment to SEAS KG was determined between the Seller and the Company after arm’s length negotiations, taking into account the market position and historical performance of the SEAS Business as well as the business prospects and development potential of the SEAS Business and the synergies it may bring to the Company.

Having considered the above factors, the Board considers that the Consideration and the financial commitment to SEAS KG is fair and reasonable and in the interests of the Company and the Shareholders as a whole.

In connection with the Acquisition, UBS rendered its opinion to the Board that, as of 27 July 2010, and based upon and subject to the factors, assumptions, procedures, limitations and qualifications set forth in such opinion, the Consideration and the financial commitment to SEAS KG as described in this announcement, with regards to the Acquisition, is fair, from a financial point of view, to the Company.

UBS’ opinion did not address the relative merits of the Acquisition as compared to other business strategies or transactions that might be available with respect to the Company or the Company’s underlying business decision to effect the Acquisition. UBS’ opinion is not a recommendation to any Shareholder as to how such Shareholder should vote or act with respect to the Acquisition or any form of assurance as to the financial condition of the Target Group. UBS’ opinion is confidential and was provided solely for the information of the Board in connection with the Acquisition and was not provided for the benefit of, and may not be relied upon by, any Shareholder or any other person. UBS acted as financial advisor to the Company in connection with the Acquisition and will receive a fee for its services contingent upon consummation of the Acquisition. UBS also received a fee upon delivery of its opinion.

Conditions precedent

Completion of the Acquisition is conditional upon the fulfillment (or waiver, to the extent permissible under laws) of the following Conditions:

(a)	the required merger control clearances having been obtained or deemed to be obtained;

(b)	the Seller having delivered to the Company the Combined Financial Statements;

(c)	in the event that (i) the combined order intake of the Target Group shall amount to less than EUR 75 million; (ii) the combined sales volume of the Target Group shall amount to less than EUR 80 million and (iii) the combined net cash flow from operations of the Target Group shall amount to less than a negative value of EUR 50 million, as shown in the management accounts of the Target Companies for a period of six months prior to the Company or the Seller requests in writing not to complete the Acquisition Agreement, neither the Company nor the Seller having requested in writing or by fax within 10 Business Days after the delivery of the Combined Financial Statements not to complete the Acquisition Agreement; and

(d)	subsequent to the satisfaction of Condition (b) above, a period of six weeks, or, in the event the Stock Exchange does not clear the required circular on the Acquisition within two weeks after its formal submission, a period of eight weeks shall have expired, unless, (i) pursuant to the applicable Listing Rules, the consummation of the Acquisition does not require the Company to publish a circular on the Acquisition, or to obtain Shareholders’ approval at an EGM, in which case the respective waiver shall fulfill this Condition (d); or (ii) an EGM has been held to approve the Acquisition prior to the expiry of such period, in which case the holding of the EGM shall fulfill this Condition (d).

The Company and the Seller shall have the right to unanimously waive any of the Conditions (b), (c) and (d) above in writing. The Seller shall, until Completion has occurred, be entitled to withdraw from the Acquisition Agreement if not all of the Conditions (a), (b) and (d) above have been fulfilled until the later of (i) the expiration of four months after submission of the Combined Financial Statements, or (ii) 31 May 2011, provided, however, that the Seller shall have complied with certain of its obligations in respect of antitrust clearance and delivery of the Combined Financial Statements in all material respects. In the event of a definitive failure of Condition (c) above to be fulfilled, either the Company or the Seller shall be entitled to withdraw from the Acquisition Agreement. In the event of a withdrawal, neither party shall have any obligation or incur any liability towards each other save for any liability of any party for wilful behaviour and certain provisions of the Acquisition Agreement which shall survive and remain in full force and effect.

Completion

Completion shall take place (i) on the later of (A) 3 January 2011, and (B) the fifth Business Day after all Conditions have been satisfied or waived, provided that the Effective Date is not postponed to 1 April 2011; or (ii) on 1 April 2011 if the Effective Date is postponed to 1 April 2011; or (iii) on such other date as the Company and the Seller may agree upon in writing.

INFORMATION ON THE TARGET GROUP

The SEAS Business

The Seller is, through its direct and indirect subsidiaries, engaged in, amongst other activities, the development, manufacturing, distribution and servicing of electronics assembly systems and related products. In order to facilitate the Acquisition, the Seller commenced a process in 2008 to carve-out the SEAS Business from the other business operations of the Seller and transfer them to 13 direct and indirect subsidiaries located in 11 countries, being the Target Companies. The Carve-out involved the transfer of all of the business, assets, liabilities, customers and employees that formed part of the SEAS Business activities to the Target Companies. Since 2008, in response to the global market downturn, the SEAS Business underwent a major restructuring programme aimed at downsizing its cost base. The restructuring programme included a number of measures involving the key functions of the business, such as streamlining production, centralisation of research and development, optimisation of supply chain and adaptation of sales and marketing functions to new market environments. As a result of these efforts, the SEAS Business managed to reduce its total headcount from 2,102 as of 30 September 2008 to 1,282 as of 30 September 2009 and 1,213 as of 30 June 2010.

FINANCIAL INFORMATION OF THE TARGET GROUP

Prior to the Carve-out, the SEAS Business was conducted by the Seller on a centrally operated basis by a series of local legal entities (that operated also other businesses of the Seller) and was not required to be reported on as a distinct business under any applicable laws or accounting principles. Accordingly, for the period up to and including the financial year ended 30 September 2008, no financial statements were prepared for the SEAS Business on a standalone basis, and thus there are no audited financial statements for the SEAS Business available for this period.

The following table sets out selected financial and other data of the Target Group for the financial years ended 30 September 2008 and 30 September 2009:

	EUR million		HK$ million[7]
Year ended 30 September	2008 (unaudited)[1]	2009[2]	2008 (unaudited)[1]	2009[2]
Revenue	431.6	190.7	5,078.0	2,004.5
Profit (Loss) before tax	(76.9)	(142.8)	(904.8)	(1,501.0)
Restructuring expenses	(20.8)	(56.8)	(244.8)	(597.0)
Profit (Loss) before tax pro-forma for restructuring expenses[3]	(56.1)	(86.0)	(660.0)	(904.0)
Profit (Loss) after tax	N/A [4]	(151.7)	N/A [4]	(1,594.5)
Net assets[5]	N/A [6]	56.2	N/A [6]	637.8
Number of employees	2,102	1,282

Notes:

1.	Based on the management reporting procedures of the Seller which provides only a limited view of the financial position of the Seller’s business units and excludes several key classes of assets and liabilities.
2.	Based on the combined audited financial statements of the Target Group for the financial year ended 30 September 2009, prepared in accordance with the international financial reporting standards.
3.	Pro-forma profit (loss) before tax calculated by deducting restructuring expenses from the profit (loss) before tax.
4.	As there were no legal entities in the SEAS Business during this period, no tax allocation was available.

5.	Net assets figure defined as total assets minus total liabilities.
6.	Net assets figure not available for 2008 as this figure was not reported on business unit level in the respective year.
7.	Income statement figures for the years ended 30 September 2008 and 30 September 2009 were converted at the average HK$ / EUR exchange rates for the respective periods of HK$ 11.7655 to EUR1.00 (2008) and HK$ 10.5112 to EUR1.00 (2009) respectively. Net assets figures were converted at the HK$ / EUR exchange rate of HK$ 11.3485 to EUR1.00 as of 30 September 2009. The above exchange rates are based on data published by the European Central Bank.

The Directors are of the view that the unaudited and audited financial statements of the Target Group for the financial years ended 30 September 2008 and 2009 reflected the exceptional economic environment over the reporting period and accounted for substantial restructuring expenses related to headcount reductions which were implemented to mitigate the impact of the economic downturn during this period. Accordingly, the Directors are of the view that these financial statements should not serve as an indicator for the current financial performance of the Target Group. The Company will include audited financial statements of the Target Group for the financial year ending 30 September 2010 in the circular to be despatched to the Shareholders in connection with the Acquisition.

Based on due diligence on the Target Group and a review of its recent management accounts, the Directors observe that the improvement in the economic environment over the past few months has had a positive impact on the order intake and revenue development of the Target Group, and that, supported by the reduced cost base resulting from the restructuring programme described above, the profitability of the Target Group has improved markedly.

REASONS AND BENEFITS FOR THE ACQUISITION

The Company is currently principally engaged in the design, manufacture and marketing of machines, tools and materials used in the semiconductor industry.

The Directors consider that the surface mount technology (“SMT”) industry is a natural field of expansion for the Company and an area to achieve significant synergies given it has similar engineering, technical and production process characteristics compared to the semiconductor equipment industry. The Directors are of the view that the SMT industry is in strong cyclical recovery with solid long term growth prospects.

The Target Group is a leading manufacturer of high-tech SMT placement machines. The Directors consider the SEAS Business is an attractive entry point into the SMT industry given its leading position, its advanced R&D and technological capabilities, its experienced management, its brand awareness with customers and its comprehensive global sales footprint.

The Directors expect to realise significant synergies from the transaction by targeting the following measures:

(a)	cost savings in material costs of the Target Group. The SEAS Business is currently predominantly relying on higher-cost third-party suppliers based in Europe. The Directors have identified a number of areas where direct material costs of the Target Group may be reduced. In addition, the Directors intend to source more materials from cost efficient Asian suppliers to improve the cost base;

(b)	cost savings and economies of scale from close collaboration in administrative and operational functions;

(c)	exploitation of revenue opportunities in the Asian region by drawing on the Company’s deep knowledge and established position in the Asian markets; and

(d)	possible synergies in further product development.

The Directors are of the view that the terms of the Acquisition Agreement are fair and reasonable and are in the interests of the Company and the Shareholders as a whole.

LISTING RULES IMPLICATIONS

As the relevant percentage ratios under Rule 14.07 the Listing Rules in respect of the Acquisition are more than 25% but less than 100%, the Acquisition constitutes a major transaction of the Company and is therefore subject to the notification, publication and shareholders’ approval requirements under Chapter 14 of the Listing Rules.

To the best of the knowledge of the Directors, no Shareholder has a material interest in the Acquisition Agreement. As no Shareholder is required to abstain from voting if the Company were to convene a general meeting for the approval of the Acquisition, pursuant to Rule 14.44 of the Listing Rules, written shareholders’ approval can be accepted in lieu of holding a general meeting provided that no qualified opinion is issued by auditors in respect of the financial results of the SEAS Business for the last three financial years, namely the two financial years ended 30 September 2008 and 30 September 2009, and the financial year ending 30 September 2010. However, the audited financial statements for the SEAS Business for the financial year ended 30 September 2009 were qualified because of a lack of comparative financial data for the prior period. The Company is in the process of applying for a waiver from the Stock Exchange to waive the strict compliance of the requirements under Rule 14.86 of the Listing Rules so that written shareholders’ approval can be accepted in lieu of holding a general meeting. If such waiver is not granted by the Stock Exchange, the Company will convene the EGM. The ultimate controlling Shareholder of the Company, ASM International N.V., through its wholly-owned subsidiary, ASM Pacific Holdings B.V., is interested in 207,427,500 shares in the Company, representing approximately 52.59% of the total issued share capital of the Company as at the date of this announcement and has given an irrevocable undertaking to the Seller that it shall vote, or cause ASM Pacific Holding B.V. to vote, in favour of all resolutions to approve the Acquisition Agreement and the transactions contemplated thereunder.

DESPATCH OF CIRCULAR

A circular containing, among other things, (i) further details of the Acquisition; and (ii) if necessary, a notice convening the EGM, will be despatched to the Shareholders. As the audited financial results of the SEAS Business for the financial year ending 30 September 2010 have not yet been published as at the date hereof, the Company requires more time for compiling the relevant disclosure in the circular, including but not limited to the accountants’ report on the SEAS Business. The Company expects to despatch the circular in January 2011.

As completion of the Acquisition is subject to the fulfillment of a number of conditions precedent which are detailed in this announcement, the Acquisition may or may not be completed. Shareholders and potential investors should exercise caution when dealing in the shares of the Company.

All statements, other than statements of historical facts included in this announcement, are or may be forward-looking statements. Forward-looking statements include, but are not limited to, those using words such as “seek”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “project”, “plan”, “strategy”, “forecast” and similar expressions or future or conditional verbs such as “will”, “would”, “should”, “could”, “may” and “might”. These forward-looking statements reflect the Company’s current expectations, beliefs, hopes, intentions or strategies regarding the future and assumptions in light of currently available information. Such forward-looking statements are not guarantees of future performance or events and involve known or unknown risks and uncertainties. Accordingly, actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, successfully integrating the SEAS Business, avoiding problems which may result in the combined company not operating as effectively and efficiently as expected; the possibility that the estimated synergies are not realized, or will not be realized within the expected timeframe; unexpected costs or liabilities; the effect of future regulatory or legislative actions; competition; and other factors. Shareholders and investors should not place undue reliance on such forward-looking statements, and the Company does not undertake any obligation to update publicly or revise any forward-looking statements.

DEFINITIONS

“Acquisition”	the possible acquisition of the SEAS Business by the Company from the Seller pursuant to the terms and conditions set out in the Acquisition Agreement

“Acquisition Agreement”	the Master Sale and Purchase Agreement entered into between the Company and the Seller on 28 July 2010

“associates”	has the meaning as ascribed to it under the Listing Rules

“Base Price”	EUR 1.00

“Board”	the board of Directors of the Company

“Business Day”	shall mean a banking day in Frankfurt am Main (Saturdays excluded)

“Carve-out”	the transfer of all of the business, assets, liabilities, customers and employees that formed part of the SEAS Business activities to the Target Companies

“Combined Financial Statements”	the combined financial statements of the Target Group for the financial years as required by the Stock Exchange for the circular to be provided to the Shareholders under the applicable Listing Rules, in each case prepared in accordance with International Financial Reporting Standards

“Company”	ASM Pacific Technology Limited, a company incorporated in the Cayman Islands with limited liability and the shares of which are listed on the main board of the Stock Exchange (stock code: 0522)

“Completion”	the completion of the Acquisition in accordance with the terms of the Acquisition Agreement

“Conditions”	the conditions precedent to Completion in accordance with the terms of the Acquisition Agreement

“Consideration”	the consideration payable for the Acquisition in accordance with the terms of the Acquisition Agreement

“connected person”	has the meaning as ascribed to it under the Listing Rules

“Directors”	the directors of the Company

“Effective Date”	1 January 2011, 0:00am unless (i) the Seller delivers to the Company the Combined Financial Statements after 10 January 2011, or fails to comply with its obligations under the Acquisition Agreement in respect of antitrust clearance and delivery of the Combined Financial Statements in all material respects, and (ii) the Company notifies the Seller in writing or by fax not later than 24 January 2011 that the Effective Date shall be postponed to 1 April 2011, in which case 1 April 2011, 0:00am shall be the Effective Date

“EGM”	an extraordinary general meeting of the Company to be convened to consider and, if thought fit, approve the Acquisition Agreement and the transactions contemplated thereunder

“EUR”	Euro

“HK$”	Hong Kong Dollar, the lawful currency of Hong Kong

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

“SEAS Business”	the electronics assembly business of the Seller currently operated under the name of “Siemens Electronics Assembly Systems”

“SEAS KG”	Siemens Electronics Assembly Systems GmbH & Co. KG, a member of the Target Group

“Second Payment Date”	the date when the remaining portion of the Consideration becomes payable according to the Acquisition Agreement

“Seller”	Siemens Aktiengesellschaft

“Seller Fund”	a non-recourse and non-refundable cash payment from the Seller to SEAS KG in the amount of EUR 29 million

“Shareholder(s)”	the shareholder(s) of the Company

“SMT”	surface mount technology

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Target Companies”	the 13 direct and indirect subsidiaries of the Seller currently operating the SEAS Business, namely Siemens Electronics Assembly Systems Management GmbH incorporated in Germany, SEAS KG organized in Germany, Siemens Electronics Assembly Systems Ltd. incorporated in the People’s Republic of China, Siemens Electronics Assembly Systems Ltd. incorporated in England, Siemens Electronics Assembly Systems SAS incorporated in France, Siemens Electronics Assembly Systems GmbH incorporated in Austria, Siemens Electronics Assembly Systems GmbH & Co KG organized in Austria, Siemens Electronics Assembly Systems, LLC incorporated in the United States of America, Siemens Electronics Assembly Systems S. de R.L. de C.V. incorporated in Mexico, Siemens Electronics Assembly Systems Pte. Ltd. incorporated in Singapore, Siemens Electronics Assembly Systems AB incorporated in Sweden, Siemens Electronics Assembly Systems S.r.l. incorporated in Italy and Siemens Sistemas para Montagem de Componentes Eletrônicos Ltda incorporated in Brazil

“Target Group”	the group comprising each of the Target Companies

“UBS”	UBS AG, Hong Kong Branch

Save as otherwise specified, translations between HK$ and EUR contained in this announcement are calculated at HK$10.1214 to EUR1.00 based on the exchange rate as of 27 July 2010. Such translations should not be taken as representation that the HK$ amount could actually be converted into EUR, or vice versa, at that rate, or at all.

By Order of the Board
ASM Pacific Technology Limited
Lee Wai Kwong Director

Hong Kong, 28 July 2010

As at the date of this announcement, the Board comprises Mr. Arthur H. del Prado (Chairman), Mr. Peter Lo Tsan Yin (Vice Chairman), Mr. Lee Wai Kwong and Mr. James Chow Chuen as executive Directors, Mr. Robert Arnold Ruijter and Mr. Charles Dean del Prado as non-executive Directors, and Miss Orasa Livasiri, Mr. Robert Lee Shiu Hung and Mr. John Lok Kam Chong as independent non-executive Directors.